Mail Stop 0407

      							March 14, 2005

Via U.S. Mail and Fax (1-727-324-2475)
Mr. James Kent
Chief Executive Officer
Skyway Communications Holding Corp.
6021 142nd Ave North
Clearwater, FL 33760


RE:	Skyway Communications Holding Corp.
	Form 8-K filed March 8, 2005
            File No. 000-32033


Dear Mr. Kent:

       We have the following comments with regard to the above referenced filing. We welcome any questions you may have about our comments. Feel free to contact us at the telephone numbers listed at the end of this letter.


1. We note that SWS did advise the registrant that information has come to the attention of SWS, which made them unwilling to rely on management`s representations, or unwilling to be associated with the financial statements prepared by management. In this connection, it appears that you are required to file an Item 4.02 Form 8-K.
Refer
to Item 4.02(b) of Form 8-K. If you do not believe you are required to file an item 4.02 Form 8-K, please explain to us supplementally.

2. In detail, supplementally describe the nature of each reportable event and the amounts involved, if any. Also, tell us in what period the reportable event occurred and whether or not you intend to restate any prior period for any adjustment resulting from the reportable event; and if not, why not. Tell us in detail the steps you have taken (and plan to take) and procedures you implemented (and plan to implement) to correct each reportable event.

3. Provide us with any letter or written communication to and from the former accountants regarding the reportable events to management or the audit committee.



4. When you engage a new accountant, please report the engagement in a new Form 8-K and comply with the requirements of Regulation S-K
Item 304 (a)(2). In making any disclosures about consultations with your new accountants, please ensure you disclose any consultations up through the date of engagement.


      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please provide the supplemental information requested above within 10 business days from the date of this letter. The supplemental information should be filed as correspondence on EDGAR.
Any questions regarding the above should be directed to me at
(202)
824-5288, or in my absence, to Robert Benton at (202) 942-1811.

							Sincerely,



							Inessa Berenbaum
						            Staff Accountant


??

??

??

??

Mr. James Kent
Skyway Communications Holding Corp.
March 14, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE